Contact

www.linkedin.com/in/davidsaviola (LinkedIn)
www.fourward.coach (Company)
calendly.com/moneypastor (Other)

Top Skills

Nonprofit Consulting
Employee Benefit Plan Design
Income Tax Planning

David Saviola

Money Pastor
Destin, Florida, United States

Summary

We are a group of recovering financial advisors with decades of experience in financial advice. Coming from an industry built to sell more products, our mission now is to share that knowledge and wisdom to empower your team to be great stewards of the paycheck they earn from your business.

By surrendering our licenses to sell investments and insurances, we are truly a unique group with the experience and acumen of full planners, but none of the product sales that goes with it.

Experience

FourWard Employee Wellness

Money Pastor
January 2014 - Present (9 years 4 months)

Bringing advice back to the workforce as a high value employee benefit.

Vero Building Systems

Founding Board Member
June 2021 - Present (1 year 11 months)
United States

Assist in launch and scale of SCIP manufacturing with the proven Emmedue system here in the United States. Help organization be excellent stewards of their own mission: "to leave every person and project they participate in better than they found it."

ArborBrook Advisors

Money Pastor at ArborBrook Advisors
June 2009 - Present (13 years 11 months)
Destin, Florida, United States

Thrivent Financial

Financial Consultant, ChFC®, CKA®
February 2009 - June 2020 (11 years 5 months)

Christian financial planning firm primarily serving small and medium businesses.

Police Officer
Law Enforcement Officer
January 1999 - December 2008 (10 years)

Education

Certified Kingdom Advisor®

The America

Valparaiso University